SECUR  ION

05043628

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32815

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2004 (MM/DD/YY) AND ENDING 9/30/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BERNARDI SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 W. ADAMS, SUITE 1900
(No. and Street)

CHICAGO (City) ILLINOIS (State) 60603-4109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ERIC BEDERMAN (312)726-7324
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
NOV 25 2005
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PASQUESI SHEPPARD LLC
(Name – *if individual, state last, first, middle name*)

585 BANK LANE (Address) LAKE FOREST (City) ILLINOIS (State) 60045 (Zip Code)


SEC MAIL PROCESSING
RECEIVED
NOV 09 2005
WASH, D.C.
185
SECTION

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RONALD P. BERNARDI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BERNARDI SECURITIES, INC., as of SEPTEMBER 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
ERIC A. BEDERMAN
Notary Public, State of Illinois
My Commission Expires 12/14/05

Signature 11/7/05

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERNARDI SECURITIES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET

SEPTEMBER 30, 2005

ASSETS

CURRENT ASSETS:			
Cash and cash equivalents			$ 273,636
Interest receivable			55,323
Securities			6,367,895
Clearing fund deposit			100,000
Prepaid assets			32,602
Other current assets			144,607
Total current assets			$ 6,974,063
PROPERTY AND EQUIPMENT:			
Office equipment		$ 258,807	
Furniture and fixtures		102,763	
		$ 361,570	
Less - Accumulated depreciation		(335,747)	25,823
Total assets			$ 6,999,886

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:			
Due to clearing organization			$ 4,125,565
Accrued compensation			284,278
Other accrued liabilities			47,614
Total current liabilities			$ 4,457,457
SHAREHOLDERS' EQUITY:			
Common stock, no par value; 2,000 shares authorized, 1,104 shares issued and outstanding		$ 236,049	
Paid in capital		90,962	
Retained earnings, beginning of year	$ 2,149,836		
Net income	65,582	2,215,418	2,542,429
Total liabilities and shareholders' equity			$ 6,999,886

The accompanying notes are an integral part of this financial statement.